EXHIBIT 11

                     LIVE ENTERTAINMENT INC. AND SUBSIDIARIES
                   COMPUTATION OF INCOME (LOSS) PER COMMON SHARE
                                    (Unaudited)
                   (Amounts in Thousands, Except Per Share Data)


                                                  Three Months     Six Months
                                                 Ended June 30,  Ended June 30,
                                                  1994   1995     1994    1995

PRIMARY

Earnings:
 Net (loss) income . . . . . . . . . . . . . . .$(1,369) $1,059  (4,207) $5,963
 Less preferred dividends. . . . . . . . . . . .    940     716   1,877   1,575
 Less accretion in redemption value of
  LIVE Series B Cumulative Convertible
  Preferred Stock. . . . . . . . . . . . . . . .  1,800   1,259   2,400   2,830

 Net (loss) attributable to common stock . . . .$(4,109) $ (916)$(8,484) $1,558

Shares:
 Weighted average number of common
   shares outstanding. . . . . . . . . . . . . .  2,419   2,442   2,419   2,432

Net (loss) income per common share . . . . . . . $(1.70) $(0.38) $(3.50) $ 0.64

FULLY DILUTED

Earnings:
 Net income. . . . . . . . . . . . . . . . . . .     --  $1,059      --  $5,963

Shares:
 Weighted average number of common
   shares outstanding. . . . . . . . . . . . . .     --   2,442      --   2,432
 Assuming conversion of Series B and Series C
   Preferred Stock . . . . . . . . . . . . . . .     --  10,887      --  12,090
 Weighted average number of common shares
   outstanding as adjusted . . . . . . . . . . .     --  13,329      --  14,522

Net income per common share. . . . . . . . . . .     --  $ 0.08      --  $ 0.41